SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

Mercedes-Benz USA, LLC

Employee Retirement Savings Plan

One Mercedes Drive

Montvale, NJ 07645

(Full title of the plan)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                              ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form S-8 (No. 333-86936) of DaimlerChrysler AG.

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.                                       Change in the independent registered public accounting firm for the Mercedes-Benz USA,  LLC Employee Retirement Savings Plan.

2.                                       Letter from J.H. Cohn LLP, dated April 26, 2006

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This report is furnished for the sole purpose of reporting a change in the independent registered public accounting firm for the Mercedes-Benz USA, LLC Employee Retirement Savings Plan, One Mercedes Drive, Montvale, NJ 07645, Tel. (201) 573-0600.

The Mercedes-Benz USA, LLC Savings Plan Committee approved the appointment of WithumSmith+Brown, P.C. as the independent registered public accounting firm for the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the “Plan”) for the year ended December 31, 2005 and the dismissal of J.H. Cohn LLP (“J.H. Cohn”), the Plan’s independent registered public accounting firm, effective April 25, 2006.

J.H. Cohn’s reports on the Plan’s financial statements as of December 31, 2004 and 2003, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2004 and 2003, and through April 25, 2006, there were no disagreements with J.H. Cohn on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to J.H. Cohn’s satisfaction, would have caused J.H. Cohn to make reference thereto in its reports on the financial statements for such years.

A copy of J.H. Cohn’s letter to the Securities and Exchange Commission, dated April 26, 2006 is included in this report. DaimlerChrysler AG, the ultimate parent entity of Mercedes-Benz USA, LLC, is a foreign private issuer as defined in Rule 3b(4) under the Securities Exchange Act of 1934, as amended. As a result, DaimlerChrysler AG is not required to file or furnish current reports under cover of Form 8-K. Any reference in the letter from J.H. Cohn to a Form 8-K of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan should be read as a reference to this current report on Form 6-K.

The Plan engaged WithumSmith+Brown, P.C. as its new independent registered public accountants on April 25, 2006. Prior to April 25, 2006, the Plan had not consulted with WithumSmith+ Brown, P.C., regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Plan’s financial statements, and no written report or oral advice was provided to the Plan by WithumSmith+Brown, P.C., concluding there was an important factor to be considered by the Plan in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

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J.H. COHN LLP
Your Source for Business SolutionsTM	Accountants and Consultants

4 Becker Farm Road • Roseland, NJ 07068 • 973-228-3500 • fax 973-228-0330 • www.jhcohn.com

April 26, 2006

Office of the Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 included in the Form 8-K of Mercedes-Benz USA, LLC Employee Retirement Savings Plan dated April 25, 2006 which was filed with the Securities and Exchange Commission and are in agreement with the statements contained therein as they relate to our Firm.

Very truly yours,

J.H. Cohn LLP

Offices in New York, New Jersey, California and Cayman Island;

Worldwide Associations through Member Firms of SC International

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: May 3, 2006